                                                                    EXHIBIT 99.2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006

                                                                          PAGE

BALANCE SHEETS                                                             1

STATEMENTS OF OPERATIONS                                                   2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                              3

STATEMENTS OF CASH FLOWS                                                   4

NOTES TO FINANCIAL STATEMENTS                                             5-18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                             AS OF JUNE 30,            DECEMBER 31,
                                                                      --------------------------        ---------
                                                                        2006              2005             2005
                                                                      ---------        ---------        ---------
                                                                              (unaudited)
                                                                      --------------------------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                      $   8,581        $  23,459        $   7,337
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS           2,909           16,953           31,661
       PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING                     31,479               --               --
       TRADE ACCOUNTS RECEIVABLE:
         RELATED PARTIES                                                  8,538            4,060            5,309
         OTHERS                                                          13,088            6,793           11,467
       OTHER RECEIVABLES                                                  7,131            8,862            9,043
       INVENTORIES                                                       34,401           17,058           24,376
       OTHER CURRENT ASSETS                                               1,616            1,310            1,048
                                                                      ---------        ---------        ---------
         TOTAL CURRENT ASSETS                                           107,743           78,495           90,241
                                                                      ---------        ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                         460,328          562,962          510,645
                                                                      ---------        ---------        ---------

    OTHER ASSETS, NET:
       TECHNOLOGY                                                        54,508           71,875           61,441
       OTHER                                                              1,371           14,644           16,359
                                                                      ---------        ---------        ---------
                                                                         55,879           86,519           77,800
                                                                      =========        =========        =========

            TOTAL ASSETS                                              $ 623,950        $ 727,976        $ 678,686
                                                                      =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                           $      --        $      --        $  21,103
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                       6,204            6,331            6,453
       TRADE ACCOUNTS PAYABLE                                            50,410           59,640           59,741
       OTHER CURRENT LIABILITIES                                         11,517            8,467            8,972
                                                                      ---------        ---------        ---------
            TOTAL CURRENT LIABILITIES                                    68,131           74,438           96,269

    LONG-TERM DEBT                                                      515,811          497,000          497,000

    CONVERTIBLE DEBENTURES                                               53,272           18,992           19,358

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                           52,528           62,007           59,621

    OTHER LONG-TERM LIABILITIES                                          10,104            9,175           11,012
                                                                      ---------        ---------        ---------
            TOTAL LIABILITIES                                           699,846          661,612          683,260
                                                                      ---------        ---------        ---------

    CONVERTIBLE DEBENTURES                                                   --               --           25,493
                                                                      ---------        ---------        ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
         500,000,000, 250,000,000 AND 500,000,000
         SHARES, RESPECTIVELY; ISSUED 85,768,622, 67,586,187
          AND 68,232,056 SHARES, RESPECTIVELY                            20,366           16,408           16,548
       ADDITIONAL PAID-IN CAPITAL                                       540,885          518,286          522,237
       EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
         AND CUMULATIVE STOCK BASED COMPENSATION                         20,381              (26)             (26)
       ACCUMULATED DEFICIT                                             (648,456)        (459,232)        (559,754)
                                                                      ---------        ---------        ---------
                                                                        (66,824)          75,436          (20,995)
       TREASURY STOCK, AT COST - 1,300,000 SHARES                        (9,072)          (9,072)          (9,072)
                                                                      ---------        ---------        ---------
            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                        (75,896)          66,364          (30,067)
                                                                      ---------        =========        =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 623,950        $ 727,976        $ 678,686
                                                                      =========        =========        =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 1 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                 SIX MONTHS ENDED                 THREE MONTHS ENDED           YEAR ENDED
                                                                     JUNE 30,                          JUNE 30,                DECEMBER 31,
                                                            --------------------------        -------------------------         ---------
                                                               2006             2005             2006             2005            2005
                                                            ---------        ---------        ---------        ---------        ---------
                                                                    (UNAUDITED)                      (UNAUDITED)
                                                            --------------------------        --------------------------

REVENUES
    SALES                                                   $  80,430        $  42,375        $  44,555        $  19,208        $  93,991
    REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT               -            8,000                -            8,000            8,000
                                                            ---------        ---------        ---------        ---------        ---------
                                                               80,430           50,375           44,555           27,208          101,991
                                                                                                                                ---------

COST OF SALES                                                 126,422          122,468           65,142           61,254          238,358
                                                            ---------        ---------        ---------        ---------        ---------

      GROSS LOSS                                              (45,992)         (72,093)         (20,587)         (34,046)        (136,367)
                                                            ---------        ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                    6,928            8,649            3,574            3,886           16,029
    MARKETING, GENERAL AND ADMINISTRATIVE                      10,798            8,766            5,474            4,238           17,418
                                                            ---------        ---------        ---------        ---------        ---------

                                                               17,726           17,415            9,048            8,124           33,447
                                                            =========        =========        =========        =========        ---------

      OPERATING LOSS                                          (63,718)         (89,508)         (29,635)         (42,170)        (169,814)

FINANCING EXPENSE, NET                                        (25,575)         (15,528)         (14,051)          (7,353)         (35,651)

OTHER INCOME, NET                                                 591            2,476               40            2,283            2,383
                                                            ---------        ---------        ---------        ---------        ---------

           LOSS FOR THE PERIOD                              $ (88,702)       $(102,560)       $ (43,646)       $ (47,240)       $(203,082)
                                                            =========        =========        =========        =========        =========

BASIC AND DILUTED LOSS PER ORDINARY SHARE

    LOSS PER SHARE                                          $   (1.18)       $   (1.56)       $   (0.55)       $   (0.71)       $   (3.06)
                                                            =========        =========        =========        =========        =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                        75,313           65,946           78,716           66,190           66,371
                                                            =========        =========        =========        =========        =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 2 -

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                           EQUITY
                                                                                          COMPONENT
                                                                                             OF
                                                                                         CONVERTIBLE
                                                                                         DEBENTURES
                                                                                             AND
                                                         ORDINARY SHARES      ADDITIONAL CUMULATIVE
                                                     ----------------------    PAID-IN   STOCK BASED   ACCUMULATED   TREASURY
                                                       SHARES       AMOUNT     CAPITAL   COMPENSATION    DEFICIT       STOCK        TOTAL
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------

    BALANCE - JANUARY 1, 2006                        68,232,056   $  16,548   $ 522,237   $     (26)   $  (559,754)   $ (9,072)   $ (30,067)

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                    3,438,076         737       4,550                                               5,287
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                   26,361                                  26,361
CONVERSION OF CONVERTIBLE
   DEBENTURES INTO SHARES                            14,098,490       3,081      12,295      (6,535)                                  8,841
ISSUANCE OF WARRANTS                                                              1,803                                               1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                               581                                     581
LOSS FOR THE PERIOD                                                                                        (88,702)                 (88,702)
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------
    BALANCE - JUNE 30, 2006 (UNAUDITED)              85,768,622   $  20,366   $ 540,885   $  20,381    $  (648,456)   $ (9,072)   $ (75,896)
                                                     ==========   =========   =========   =========    ===========    ========    =========

    BALANCE - JANUARY 1, 2005                        66,999,796   $  16,274   $ 517,476   $     (26)   $  (356,672)   $ (9,072)   $ 167,980

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                      586,391         134         810                                                 944
LOSS FOR THE PERIOD                                                                                       (102,560)                (102,560)
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------
    BALANCE - JUNE 30, 2005 (UNAUDITED)              67,586,187   $  16,408   $ 518,286   $     (26)   $  (459,232)   $ (9,072)   $  66,364
                                                     ==========   =========   =========   =========    ===========    ========    =========
                                                                          -           -           -              -           -            -

    BALANCE - APRIL 1, 2006                          76,946,189   $  18,403   $ 531,123   $  19,550    $  (604,810)   $ (9,072)   $ (44,806)

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                      724,680         158         842                                               1,000
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                    4,382                                   4,382
CONVERSION OF CONVERTIBLE
   DEBENTURES INTO SHARES                             8,097,753       1,805       7,117      (3,753)                                  5,169
ISSUANCE OF WARRANTS                                                              1,803                                               1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                               202                                     202
LOSS FOR THE PERIOD                                                                                        (43,646)                 (43,646)
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------
    BALANCE - JUNE 30, 2006 (UNAUDITED)              85,768,622   $  20,366   $ 540,885   $  20,381    $  (648,456)   $ (9,072)   $ (75,896)
                                                     ==========   =========   =========   =========    ===========    ========    =========

    BALANCE - APRIL 1, 2005                          66,999,796   $  16,274   $ 517,476   $     (26)   $  (411,992)   $ (9,072)   $ 112,660

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                      586,391         134         810                                                 944
LOSS FOR THE PERIOD                                                                                        (47,240)                 (47,240)
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------
    BALANCE - JUNE 30, 2005 (UNAUDITED)              67,586,187   $  16,408   $ 518,286   $     (26)   $  (459,232)   $ (9,072)   $  66,364
                                                     ==========   =========   =========   =========    ===========    ========    =========

    BALANCE - JANUARY 1, 2005                        66,999,796   $  16,274   $ 517,476   $     (26)   $  (356,672)   $ (9,072)   $ 167,980

CHANGES DURING 2005:

ISSUANCE OF SHARES                                    1,232,260         274       1,520                                               1,794
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS                                              2,793                                               2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES                                                                     448                                                 448
LOSS FOR THE YEAR                                                                                         (203,082)                (203,082)
                                                     ----------   ---------   ---------   ---------    -----------    --------    ---------
    BALANCE - DECEMBER 31, 2005                      68,232,056   $  16,548   $ 522,237   $     (26)   $  (559,754)   $ (9,072)   $ (30,067)
                                                     ==========   =========   =========   =========    ===========    ========    =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 3 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                       SIX MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                                                                           JUNE 30,                   JUNE 30,         DECEMBER 31,
                                                                                    ----------------------    ----------------------    ---------
                                                                                      2006         2005          2006         2005         2005
                                                                                    ---------    ---------    ---------    ---------    ---------
                                                                                          (UNAUDITED)              (UNAUDITED)
                                                                                    ----------------------    ----------------------

CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE PERIOD                                                              $ (88,702)   $(102,560)   $ (43,646)   $ (47,240)   $(203,082)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                                 75,639       71,153       37,563       36,559      144,852
         EFFECT OF INDEXATION AND TRANSLATION ON
           CONVERTIBLE DEBENTURES                                                       1,096       (1,427)       1,353       (1,024)      (1,031)
         OTHER INCOME, NET                                                               (591)      (2,476)         (40)      (2,283)      (2,383)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                              (4,850)       8,433       (2,744)       1,288        2,510
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS             (1,856)       2,660       (1,379)         624        1,988
         DECREASE (INCREASE) IN INVENTORIES                                           (10,025)       8,611       (5,717)       4,566        1,293
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                                  3,583         (160)       2,235          891        3,082
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                               2,113       (1,465)       2,292         (202)      (1,839)
         DECREASE IN OTHER LONG-TERM LIABILITIES                                       (1,679)      (7,077)        (473)      (6,510)      (5,368)
                                                                                    ---------    ---------    ---------    ---------    ---------
                                                                                      (25,272)     (24,308)     (10,556)     (13,331)     (59,978)
         DECREASE IN LONG-TERM LIABILITY
           IN RESPECT OF CUSTOMERS' ADVANCES, NET                                        (814)        (232)        (399)        (126)        (760)
                                                                                    ---------    ---------    ---------    ---------    ---------
           NET CASH USED IN OPERATING ACTIVITIES                                      (26,086)     (24,540)     (10,955)     (13,457)     (60,738)
                                                                                    ---------    ---------    ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
     INTEREST-BEARING DEPOSITS, NET                                                    28,752       41,974       12,217        5,732       27,266
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                              (25,735)     (24,105)     (12,331)      (4,455)     (38,878)
   INVESTMENT GRANTS RECEIVED                                                           3,298        4,358        2,426          870        7,496
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                        591        1,708           40        1,362        2,179
   INVESTMENTS IN OTHER ASSETS                                                         (3,619)      (3,600)        (112)      (1,100)      (3,841)
                                                                                    ---------    ---------    ---------    ---------    ---------
           NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          3,287       20,335        2,240        2,409       (5,778)
                                                                                    ---------    ---------    ---------    ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURE, NET                                21,929           --         (274)          --       25,086
   PROCEEDS FROM LONG-TERM DEBT                                                         8,590           --            -           --       21,103
   REPAYMENT OF CONVERTIBLE DEBENTURES                                                 (6,476)          --            -           --            -
                                                                                    ---------    ---------    ---------    ---------    ---------
           NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         24,043           --         (274)          --       46,189
                                                                                    =========    =========    =========    =========    =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 1,244       (4,205)      (8,989)     (11,048)     (20,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                         7,337       27,664       17,570       34,507       27,664
                                                                                    ---------    ---------    ---------    ---------    ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                                    $   8,581    $  23,459    $   8,581    $  23,459    $   7,337
                                                                                    =========    =========    =========    =========    =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                            $   5,288    $  12,502    $   3,387    $   6,461    $  12,999
                                                                                    =========    =========    =========    =========    =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                          $       -    $      --    $      --    $      --    $   2,793
                                                                                    =========    =========    =========    =========    =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES                                                                   $       -    $      --    $      --    $      --    $     448
                                                                                    =========    =========    =========    =========    =========
   INVESTMENTS IN OTHER ASSETS                                                      $       -    $     187    $            $      --    $     442
                                                                                    =========    =========    =========    =========    =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                               $   5,287    $     944    $   1,000    $      94    $   1,794
                                                                                    =========    =========    =========    =========    =========
   CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES                                 $   8,841    $      --    $   5,169    $      --    $      --
                                                                                    =========    =========    =========    =========    =========
   PROCEEDS RECEIVABLES RELATED PUBLIC OFFERING                                     $  31,479    $      --    $  31,479    $      --    $      --
                                                                                    =========    =========    =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE PERIOD FOR INTEREST                                         $  20,792    $  15,904    $  10,246    $   7,588    $  32,805
                                                                                    =========    =========    =========    =========    =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                                     $      56    $      83    $      42    $      79    $      86
                                                                                    =========    =========    =========    =========    =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 4 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1)  The unaudited condensed interim consolidated financial statements as of June 30, 2006 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor
               Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily
               indicative of the results to be expected on a full-year basis.

          (2)  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel
               ("Israeli GAAP"), for interim financial statement, which differ in certain respects from GAAP in the United States of America
               ("U.S. GAAP"), as indicated in Note 5.

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE"

                    In February 2006, the Israeli Accounting Standards Board
                    approved for publication Accounting Standard No. 21,
                    "Earnings Per Share" ("Standard No. 21").

                    With the initial adoption of Standard No. 21, Opinion No. 55 of the Institute of Certified Public Accountants in Israel -
                    Earnings per share is cancelled.

                    Standard No. 21 prescribes that an entity shall calculate
                    basic earnings per share amounts for profit or loss
                    attributable to ordinary equity holders of the entity. The basic earnings per share shall be calculated by dividing
                    profit or loss attributable to ordinary equity holders of
                    the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the
                    reported period. For the purpose of calculating diluted
                    earnings per share, an entity shall adjust profit or loss
                    attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

                                     - 5 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (cont.)

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE" (cont.)

                    Standard No. 21 is effective for financial statements for
                    periods commencing January 1, 2006 or thereafter. The
                    adoption of Standard No. 21 is accounted for retrospectively and a comparative earnings per share data for prior periods is adjusted. Accordingly, the loss per share presented in
                    the financial statements for the twelve months ended
                    December 31, 2005 was adjusted from $2.55 to $3.06. No
                    adjustments were required for the other periods presented.

               B.   ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS:
                    DISCLOSURE AND PRESENTATION"

                    The Company adopted Accounting Standard No. 22 "Financial
                    Instruments: Disclosure and Presentation" ("Standard No.
                    22") approved by the Israeli Accounting Standards Board. The
                    Company issued three series of convertible debentures that are considered compound instruments under Standard No. 22. A compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is
                    determined as the excess of the total value over the fair
                    value of the liability component. The standard does not
                    require retroactive application to prior periods.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2").
          Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on
          200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of approximately
          $1,300,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 11A to the 2005 audited consolidated financial statements.

                                     - 6 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the six months ended June 30, 2006 and in recent years, the Company has experienced significant recurring losses from operations, recurring negative cash flows from operating activities, an increasing accumulated deficit and a deficit in shareholders equity. The Company is working in various ways to mitigate its financial difficulties among them are the following:

          In March 2006, the board of directors of the Company approved a plan to ramp up Fab 2 in order to meet customer and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions. According to this plan, the Company will need to raise approximately $130,000 during 2006, which will increase Fab 2 capacity by approximately 50%. The Company plans to raise this amount by way of (i) $30,000 public offering (which was raised with the completion of the TASE offering described in Note 4D) and (ii)
          $100,000 investment by Israel Corp. (described below).

          As part of the financing efforts for the ramp-up plan, in May 2006, the Company signed a Memorandum of Understanding ("MOU") with its banks for the refinancing of the approximately $527,000 of long-term debt under its facility agreement, according to which: (i) $158,000, representing 30% of such debt, will be converted to equity for
          51,973,684 ordinary shares, at a price per share of $3.04, which is equal to twice the average closing price of the ordinary shares during the 10 consecutive trading days prior to signing the MOU; (ii) the interest rate cash payments of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum; and (iii)
          the commencement date for the repayment of principal shall be postponed from July 2007 to no earlier than September 2009. The terms of the MOU were subject to a commitment of Israel Corporation Ltd.
          ("Israel Corp.") to invest $100,000 in capacity expansion as described below. The MOU is further subject to reaching a definitive amendment to the facility agreement based on the terms of the MOU which is expected to also include arrangements to compensate the banks, under certain conditions, for the reduction in the interest on the amount borrowed from the banks (such compensation may include the issuance of securities and/or the extension of the exercise period of the banks'
          warrants), and revised financial ratios and covenants based on the
          Company's updated working plan. In this regard, Israel Corp. has committed to the banks to invest $100,000 in consideration for
          65,789,474 ordinary shares, at a price per share of $1.52, which equals the average closing price during the 10 consecutive trading days prior to signing the MOU. Such amount may include amounts that may be payable by the Company to Israel Corp. in connection with the agreement for the ordering of equipment described below. Israel
          Corp.'s investment is subject to the signing of a definitive investment agreement, the approvals of the audit committee, board of directors and shareholders and the closing of a definitive amendment to the facility agreement with the banks based on the terms of the
          MOU.

                                     - 7 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (cont.)

          In order to implement the ramp-up plan in a timely manner, the Company entered into an agreement with Israel Corp. according to which Israel
          Corp. will order up to approximately $100,000 worth of equipment for
          Fab 2. Under the terms of the agreement: (i) Israel Corp. has the right to sell to the Company the equipment at cost, plus related expenses; (ii) the Company has the right to purchase the equipment from Israel Corp. at cost, plus related expenses, subject to the
          Company having raised $100,000; (iii) upon the purchase of the equipment from Israel Corp., the Company will assume Israel Corp.'s obligations to the equipment suppliers; and (iv) if after 5 months from the signing of the agreement, the equipment has not been sold to the Company by Israel Corp., Israel Corp. may sell the equipment to a third party and the Company will pay Israel Corp. the difference between the cost, plus related expenses, of the purchase of the equipment by Israel Corp. and the net sale price. This agreement was approved by the Audit Committee and the Board of Directors of the
          Company in May 2006.

          The Company is currently examining alternatives for additional funding sources in order to further ramp-up the equipping of Fab2.

NOTE 2 - INVENTORIES

          Inventories consist of the following (*):

                                      June 30,            December 31,
                               ---------------------       -------
                                2006           2005          2005
                               -------       -------       -------
                                    (unaudited)

Raw materials                  $ 8,220         6,354       $ 6,777
Spare parts and supplies         4,845         3,407         3,738
Work in process                 19,956         5,709        11,502
Finished goods                   1,380         1,588         2,359
                               -------       -------       -------
                               $34,401       $17,058       $24,376
                               =======       =======       =======

     (*)  Net of aggregate write downs to net realizable value of $3,183, $3,149 and $3,259 as of June 30, 2006, June 30, 2005 and December 31, 2005,
          respectively.

                                     - 8 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the
          Company was eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to
          $250,000 for investments made by December 31, 2005, of which as of the balance sheet date, an aggregate of approximately $161,000 has been received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 73% of the investments under the approved enterprise program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program commencing as of
          January 1, 2006. During 2005, the Company received letters from the
          Israeli Minister of Industry, Trade and Employment and from the
          General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the
          Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing as of January
          1, 2006. As of the approval date of the interim financial statements, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

     B.   FACILITY AGREEMENT

          In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. Pursuant to such amendment, the
          Company borrowed $29,693 and was required to raise through the issuance of shares or convertible debentures $23,500 by December 31,
          2005 and an additional $6,500 by March 31, 2006. In January 2006, as described in Note 4C below, the Company completed a rights offering of convertible debentures in which it raised $48,169, $25,500 of which was raised in December 2005, thereby satisfying the abovementioned obligations to raise additional funds.

          In addition, in May 2006, the Company and its Banks entered into an amendment to the Facility Agreement, according to which (i) repayments of long-term loans in the amount of approximately $100,000, originally scheduled to be paid between October 2006 and June 2007, were deferred to July 2007 and (ii) the date on which the Company was required to raise an additional approximately $8,000 was deferred from June 30,
          2006 to September 30, 2006, such fundraising requirement was satisfied with the completion of the TASE offering described below in Note 4D.

          As part of the financing efforts for the ramp-up plan, in May 2006, the Company and its Banks signed an MOU as described above in Note 1C.

                                     - 9 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   FACILITY AGREEMENT (cont.)

          As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility
          Agreement. Under the current terms of the Facility Agreement, if not amended, the Company does not expect to be in compliance with all of the financial ratios and covenants under the amended Facility
          Agreement commencing the fourth quarter of 2006. However, as of the approval date of the financial statements, the Company anticipates, based on discussions currently being held with the Banks, that it will be in compliance with all of the financial ratios and covenants under the amended Facility Agreement, which it expects will be amended in accordance with the MOU described in Note 1C above. According to the
          Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $526,693) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the
          Facility Agreement, including enforcement of their lien against all of the Company's assets.

NOTE 4 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In June 2006, the United States Court of Appeals for the Second
          Circuit affirmed the August 2004 decision of the United States
          District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors, Wafer Partners and Equity Investors (the
          "Defendants"). The plaintiffs had asserted claims arising under the
          Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the
          Company's investment agreements with its Fab 2 investors. The District
          Court accepted the motion to dismiss filed on behalf of the defendants and noted that the Company's status as a foreign private issuer exempts the Company, its directors and controlling shareholders, from liability under the proxy rules of Section 14(a) of the Securities
          Exchange Act.

                                     - 10 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS

          (1)  OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER ("CEO")

               In May 2006, the Company's Audit Committee and Board of Directors
               approved the grant of options to the CEO of the Company, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of the Company's shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of additional options will be $1.45, the 90-day average closing price of the Company's shares prior to the Board of Directors'
               approval. In the event of a future equity financing, additional options will be granted to the CEO as described above with an exercise price equal to the price per share of such investment.
               The new options will vest in the same manner as the CEO's
               existing options. No additional options will be granted under the
               CEO's employment agreement, which was approved by the Company's shareholders in October 2005. The new grant of options and its terms are subject to the approval of the Company's shareholders.
               In accordance with provisions of Standard No. 24 the servicing period toward the proposed grant has started with the approval by the Board of Directors and Audit Committee. The Company evaluated the compensation costs based on current information and will adjust the compensation costs until the date that the
               shareholders approve the grant, at which time compensation costs will be finally determined. The amount for the services already rendered as of June 30, 2006 was immaterial.

          (2)  RE-PRICING OF EMPLOYEE OPTIONS

               The board of directors approved a plan to offer each of the
               Company's current employees the opportunity to exchange their existing options to purchase ordinary shares for new options with an exercise price of $1.45, which is the average closing price of the Company's shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. The new options will be granted based on terms similar to the existing employee option plan with new vesting periods, starting May 2006.
               As of June 30, 2006, options to purchase approximately 8,440,000 ordinary shares held by current employees, with exercise prices ranging from $1.46 to $25, were outstanding. The Board of
               Directors further approved that if the total number of employee options, including the options to the CEO, during the then upcoming 24 months will represent less than 8% of the Company's shares on a fully diluted basis, additional options will be allocated for grants to be made to the Company's employees.

               No options have been granted under such plan as of the date of the approval of the financial statements.

                                     - 11 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

     C.   2005 RIGHTS OFFERING

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on
          December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12,
          2006. Each right entitled its holder to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated convertible debentures.
          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December
          2006 (or under certain conditions, through June 2007). No such adjustment is required following the 2006 public offering described below in Note 4D below. During the six months ended June 30, 2006,
          $15,508 in aggregate principal amount of debentures was converted into
          14,098,490 ordinary shares of the Company.

          Subject to the terms of the Facility Agreement, the Company may, at its option, announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500. The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock
          Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of the covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          See Note 5 for the accounting for the rights offering in accordance with U.S. GAAP.

                                     - 12 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

     D.   2006 PUBLIC OFFERING

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange (TASE) in
          Israel resulting in gross proceeds of approximately NIS 140,000,000
          (approximately $31,000). In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $0.4). Each Unit consists of (i) convertible debentures in the face amount of NIS 2,100
          (approximately $0.47), (ii) five options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the Israeli Consumer Price Index ("CPI"), (iii) 140
          warrants each exercisable for three months ending on September 27,
          2006 for one ordinary share of the Company at a price of NIS 6.75
          (approximately $0.00151), linked to the CPI and (iv) 70 warrants each exercisable for three years ending on June 28, 2009 for one ordinary share of the Company at a price of NIS 7.40 (approximately $0.00166), linked to the CPI. The convertible debentures are convertible into the
          Company's ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $0.00189) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37%
          over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances. In accordance with
          Standard No. 22 the proceeds were allocated to each of the Unit's components based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in
          Standard No. 22.

          In addition, the Company issued 300 such units in consideration for
          NIS 526,000 through a private placement to its market maker in connection with said offering.

          The offering was made in Israel to Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the U.S. or to U.S. persons absent registration or an applicable exemption.

          See Note 5 for the accounting for the public offering in accordance with U.S. GAAP.

     E.   AUTHORIZED SHARES

          In March 2006, the Board of Directors of the Company approved the increase of the Company's authorized shares from 500,000,000 to
          800,000,000. This increase is subject to the approval of the Company's shareholders.

                                     - 13 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following.
     See H below for the presentation of the Company's unaudited balance sheet as of June 30, 2006 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 155. ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -

          In February 2006, the FASB issued SFAS 155, "Accounting for Certain
          Hybrid Financial Instruments". Key provisions of SFAS 155 include: (1)
          a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133
          (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation;
          (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with
          FAS 133. Management does not believe that SFAS 155 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING
          DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash and short-term interest-bearing deposits should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of June 30, 2006 $2,909 was reclassified from current assets to a long-term asset (as of December 31, 2005 - $31,661, was reclassified from current assets to a long-term asset).

                                     - 14 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of June 30, 2006, an amount of $13,613 was reclassified from other long-term liabilities to long-term investments
          (as of December 31, 2005 - $13,658).

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon with respect to the Company's hedging transactions as of June
          30, 2006 would have resulted in: an increase in other long-term investments in the amount of $3,011; a decrease in other comprehensive loss for the six months ended June 30, 2006 in the net amount of
          $1,908; an accumulated other comprehensive income component of equity balance as of June 30, 2006 in the amount of $354; and in a decrease of $2,627 in property and equipment, net as of June 30, 2006.

     E.   DEFERRED FINANCING CHARGES

          Under U.S. GAAP, deferred-financing charges are to be presented in other assets, while according to Israeli GAAP effective January 1,
          2006 such amount is required to be offset from the related long-term debt. Accordingly, as of June 30, 2006, an amount of $10,882 was reclassified from long-term debt to other assets.

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363
          (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The accumulated effect of amortization of the discount on the convertible debentures under U.S.GAAP as of June 30, 2006 would have been $1,637. Commencing with the adoption of Standard No. 22 in January 2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under US GAAP.

                                     - 15 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES (cont.)

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion feature embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issue 00-19 and 05-2.
          The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 "2005 debentures"
          and sale of convertible debentures in 2006 "2006 debentures") and concluded that the conversion feature embedded in the 2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures is scoped out (for the discussion on the accounting for the debentures under Israeli GAAP see Note 1A(3)b).

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified to liability.

          2005 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $13,763 classified as equity under Israeli GAAP was reclassified to liability and the conversion feature was bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion feature was determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          2006 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $4,382, classified in equity under Israeli GAAP was reclassified to liability.
          The conversion feature will be bifurcated from the debt host and marked to market through earnings. The amount to be allocated to the bifurcated conversion feature would be determined using the "with and without" method.

          All the above resulted as of June 30, 2006 mainly in an increase in convertible debentures in the amount of $19,925; an increase in the shareholder's deficit in the amount of $18,906 and an increase in other assets in the amount of $1,109. The Company's loss for the six-month period ended June 30, 2006 would have decreased in the amount of $1,795.

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have been resulted in an increase in the compensations expenses for the period ending June 30, 2006 and an increase in the unearned compensation as of such date in the amount of
          $818. The Company elected the modified prospective method as its transition method.

                                     - 16 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENNTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Cont.)

     H.   Balance Sheets in accordance with U.S. GAAP

                                                                     AS OF JUNE 30, 2006                 AS OF DECEMBER 31, 2005
                                                             -----------------------------------    -----------------------------------
                                                      U.S.    AS PER                    AS PER       AS PER                   AS PER
                                                      GAAP    ISRAELI      ADJUST-       U.S.        ISRAELI     ADJUST-        U.S.
                                                     REMARK    GAAP         MENTS        GAAP         GAAP        MENTS         GAAP
                                                     ------  ---------    ---------    ---------    ---------    ---------    ---------

A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                               $   8,581    $      --    $   8,581    $   7,337           --    $   7,337
     DESIGNATED CASH AND SHORT-TERM INTEREST -
      BEARING DEPOSITS                                 B         2,909       (2,909)          --       31,661      (31,661)          --
     PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING              31,479           --       31,479           --                        --
     TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                            8,538           --        8,538        5,309           --        5,309
      OTHERS                                                    13,088           --       13,088       11,467           --       11,467
     OTHER RECEIVABLES                                           7,131           --        7,131        9,043           --        9,043
     INVENTORIES                                                34,401           --       34,401       24,376           --       24,376
     OTHER CURRENT ASSETS                                        1,616           --        1,616        1,048           --        1,048
                                                             ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                   107,743       (2,909)     104,834       90,241      (31,661)      58,580
                                                             ---------    ---------    ---------    ---------    ---------    ---------

   LONG-TERM INVESTMENTS
     OTHER LONG-TERM INVESTMENTS                      C,D           --       16,624       16,624           --       15,425       15,425
                                                             ---------    ---------    ---------    ---------    ---------    ---------
                                                                    --       16,624       16,624           --       15,425       15,425
                                                             ---------    ---------    ---------    ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                        D,F      460,328       (2,297)     458,031      510,645       (3,291)     507,354
                                                             ---------    ---------    ---------    ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM
      INTEREST-BEARING DEPOSITS                        B            --        2,909        2,909           --       31,661       31,661
                                                             ---------    ---------    ---------    ---------    ---------    ---------

   OTHER ASSETS, NET :
     TECHNOLOGY                                                 54,508           --       54,508       61,441           --       61,441
     OTHER                                            E,F        1,371       11,991       13,362       16,359         (196)      16,163
                                                             ---------    ---------    ---------    ---------    ---------    ---------
                                                                55,879       11,991       67,870       77,800         (196)      77,604
                                                             =========    =========    =========    =========    =========    =========

        TOTAL ASSETS                                         $ 623,950    $  26,318    $ 650,268    $ 678,686       11,938    $ 690,624
                                                             =========    =========    =========    =========    =========    =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG TERM DEBT                    $      --    $      --    $      --    $  21,103    $      --    $  21,103
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURE       F         6,204          420        6,624        6,453         (640)       5,813
     TRADE ACCOUNTS PAYABLE                                     50,410           --       50,410       59,741           --       59,741
     OTHER CURRENT LIABILITIES                                  11,517           --       11,517        8,972           --        8,972
                                                             ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                               68,131          420       68,551       96,269         (640)      95,629

   LONG-TERM DEBT                                      E       515,811       10,882      526,693      497,000           --      497,000

   CONVERTIBLE DEBENTURES                              F        53,272       19,925       73,197       19,358       23,574       42,932

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                    52,528           --       52,528       59,621           --       59,621

   OTHER LONG-TERM LIABILITIES                         C        10,104       13,613       23,717       11,012       13,658       24,670
                                                             ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL LIABILITIES                                      699,846       44,840      744,686      683,260       36,592      719,852
                                                             ---------    ---------    ---------    ---------    ---------    ---------

   CONVERTIBLE DEBENTURES                              F            --           --           --       25,493      (25,493)          --

   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1 PAR VALUE - AUTHORIZED
      500,000,000 SHARES; ISSUED
      85,768,622 AND 68,232,056 SHARES                          20,366           --       20,366       16,548           --       16,548
     ADDITIONAL PAID-IN CAPITAL                        F       540,885         (875)     540,010      522,237        2,363      524,600
     EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
      AND CUMULATIVE STOCK BASED COMPENSATION         F,G       20,381      (19,008)       1,373          (26)          --          (26)
     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)     D            --          354          354           --       (1,554)      (1,554)
     ACCUMULATED DEFICIT                             D,F,G    (648,456)       1,007     (647,449)    (559,754)          30     (559,724)
                                                             ---------    ---------    ---------    ---------    ---------    ---------
                                                               (66,824)     (18,522)     (85,346)     (20,995)         839      (20,156)
     TREASURY STOCK, AT COST - 1,300,000 SHARES                 (9,072)           -       (9,072)      (9,072)          --       (9,072)
                                                             ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY                             (75,896)     (18,522)     (94,418)     (30,067)         839      (29,228)
                                                             =========    =========    =========    =========    =========    =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 623,950    $  26,318    $ 650,268    $ 678,686    $  11,938    $ 690,624
                                                             =========    =========    =========    =========    =========    =========

                                     - 17 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     I.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133, APB 14 (F above) and SFAS 123R (G above)
          would have resulted in a decrease in the loss for the six months period ended June 30, 2006 in the amount of $1,007 and an increase in the loss for the three months period ended June 30, 2006 in the amount of $3,854. Giving effect to all the above, the loss for the six-month and three-month periods ended June 30, 2006 would be $87,725 and
          $47,500 No material effect on the result of operation for the six-month and three-month periods ended June 30, 2005.

     J.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                             Six months ended                Three months ended
                                                 June 30,                         June 30,
                                         -------------------------        ------------------------
                                           2006             2005            2006            2005
                                         --------        ---------        --------        --------
                                                (unaudited)                      (unaudited)

Loss for the period, according
    to U.S. GAAP (see I above)           $(87,725)       $(102,560)       $(47,500)       $(47,240)

Other comprehensive loss:

    Reclassification of unrealized
       losses on derivatives                  664              664             332             332
    Unrealized gains on
       Derivatives                          1,245            1,985             518            (852)
                                         --------        ---------        --------        --------

Net comprehensive loss
    for the period                        (85,816)       $ (99,911)        (46,650)       $(47,760)
                                         ========        =========        ========        ========

     K    LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the six-month and the three-month periods ended June 30, 2006 would be
          $1.16 and $0.60, respectively (during the corresponding periods -
          $1.56 and $0.71, respectively).

     L.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the six-month and three-month periods ended
          June 30, 2006 and 2005.

                                     - 18 -